Exhibit 99.1

Syneron Announces R&D Management Transition

YOKNEAM, ISRAEL--(Marketwire - January 02, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced the transition in the management of the R&D department from CTO, Dr. Michael Kreindel, to Dr. Boris Vaynberg who was appointed Vice President for R&D in July 2007. Dr. Kreindel will also resign his Board position.

Dr. Vaynberg is the co-founder of Light Instruments, which developed Syneron's LightTouch(TM) dental laser. From 2005 to 2007, Dr. Vaynberg served as CEO of Light Instruments, which subsequently was acquired by Syneron and became its Dental Division. Prior to founding and managing Light Instruments, Dr. Vaynberg was Head of the physics and laser group in Lumenis / ESC Sharplan. Dr. Vaynberg holds a Ph.D. in Laser and Electro-Optics from Bar Ilan University which he received in 1996 and an M.Sc. in Opto-Electronics from Chernovtsy State University in Ukraine where he developed semiconductor blue light sources. Dr. Vaynberg has more than 10 registered patents and applications.

Commenting on Dr. Kreindel's departure and on the appointment of Dr. Vaynberg, Syneron's Chairman of the Board Shimon Eckhouse, said, "Michael and I worked together on the scientific and technological breakthroughs in non-invasive aesthetic medicine that culminated in Syneron's ELOS technology. I want to thank Michael for his very significant contribution to Syneron and to the advancement of energy-based non-invasive aesthetic medicine."

"I am very pleased to see Boris leading our technology development efforts at Syneron," Dr. Eckhouse continued. "I have known and worked closely with Boris for more than 10 years and have no doubt that he will play a very significant role in enhancing our leadership position in non-invasive aesthetic medicine."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Center in Irvine, California, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, LightTouch and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners. [Missing Graphic Reference]

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com